UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RETALIX LTD.
(Name of Subject Company)

RETALIX LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
(Title of Class of Securities)

M8215W109
(CUSIP Number of Class of Securities)

HUGO GOLDMAN
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
RETALIX LTD.
10 ZARHIN STREET
RA'ANANA 43000, ISRAEL
+972-9-776-6696
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Adam M. Klein, Adv.	Howard E. Berkenblit, Esq.
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.	Sullivan & Worcester LLP
2 Weizmann Street	One Post Office Square
Tel Aviv 64239, Israel	Boston, MA 02109
(972) 3-608-9999	(617) 338-2800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto and incorporated herein is the following press release: Retalix Announces Filing of Purported Class Action Lawsuit, dated October 15, 2009.

NEWS RELEASE

Contact:
Hugo Goldman
Retalix Ltd.
+972-9-776-6677
investors@retalix.com

RETALIX ANNOUNCES

FILING OF PURPORTED CLASS ACTION LAWSUIT

Ra’anana, Israel, October 15, 2009 – Retalix® Ltd. (NASDAQ-GS: RTLX) ( “Retalix”), announced today that a purported class action lawsuit has been filed by a Retalix shareholder named Sarit Tamar in the United States District Court for the Eastern District of Texas, Sherman Division, against Retalix, its directors and a subsidiary of Retalix. The complaint alleges, among other things, that the directors breached their fiduciary duties in connection with the private placement transaction entered into by Retalix on September 3, 2009 and requests, among other things, that the court recognize the lawsuit as a valid class action and enjoin the consummation of the private placement transaction. Retalix believes that the complaint is without merit and plans to defend against it vigorously.

The private placement transaction is expected to be consummated in November 2009. For information regarding the transaction, please see the proxy statement filed by Retalix with the Securities and Exchange Commission on Form 6-K on September 21, 2009.

IMPORTANT NOTICES:

        THE SECURITIES OFFERED IN THE PRIVATE PLACEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

        THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE PRIVATE PLACEMENT INVESTORS HAVE NOT YET COMMENCED THE TENDER OFFER CONTEMPLATED BY THE PRIVATE PLACEMENT AGREEMENT. INVESTORS AND SHAREHOLDERS OF RETALIX ARE ENCOURAGED TO READ EACH OF THE TENDER OFFER STATEMENT OF THE INVESTORS AND THE RECOMMENDATION STATEMENT OF RETALIX WHEN EACH BECOMES AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. INVESTORS AND SHAREHOLDERS MAY OBTAIN THE TENDER OFFER STATEMENT AND THE RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS AT NO CHARGE WHEN THEY ARE AVAILABLE ON THE SEC’S WEB SITE (WWW.SEC.GOV) AND AT NO CHARGE FROM RETALIX AND THE INVESTORS. RETALIX SHAREHOLDERS ARE URGED TO READ THESE MATERIALS, IF AND WHEN THEY BECOME AVAILABLE, CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER.

About Retalix

        Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,300 employees in its various subsidiaries and offices worldwide. The Company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.

Safe Harbor for Forward-Looking Statements

        Certain statements in this press release, including but not limited to those relating to the proposed transaction with the investors, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, “may increase”, “may fluctuate” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the private placement agreement, costs and potential litigation associated with the transaction, the failure to obtain shareholder approval, the inability to obtain, or meet specific conditions imposed for, applicable regulatory approvals relating to the transaction, the failure of any party to meet the closing conditions set forth in the private placement agreement, risks that the proposed transaction disrupts current plans and operations, the distraction of management and the Company resulting from the proposed transaction, and the risk factors discussed from time to time by the Company in reports filed or furnished with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F.

        In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events unless required by law.